Daniel McAvoy Counsel T 212-940-3112 dmcavoy@nixonpeabody.com Nixon Peabody LLP 437 Madison Avenue New York, NY 10022-7039 212-940-3000

January 15, 2014

Via EDGAR and OVERNIGHT COURIER

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Attention:	Alexandra M. Ledbetter, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance

Re:	Dynamics Research Corporation
Schedule 14D-9
Filed December 30, 2013
File No. 005-34774

Dear Ms. Ledbetter:

On behalf of Dynamics Research Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 8, 2014 with respect to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on December 30, 2013 (as amended, the “Schedule 14D-9”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics, with the Company’s responses immediately below the comments. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Schedule 14D-9. References to page numbers correspond to the page numbers in the Schedule 14D-9.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 10

Background of the Offer, page 11

1. Please revise to disclose the negotiation of Mr. Regan’s consulting arrangement and the transaction-related bonuses for Messrs. Regan and Keleher and Ms. Tsingos.

Securities and Exchange Commission

January 15, 2014

Response:

The Company has revised its disclosure under the heading “Background of the Offer” of the Schedule 14D-9 to include detail regarding the negotiation of Mr. Regan’s consulting arrangement and the transaction-related bonuses for Messrs. Regan and Keleher and Ms. Tsingos.

2. Refer to the following sentence on page 16: “On the evening of December 15, 2013, Messrs. Regan and Keleher had a dinner with Mr. Smeraglinolo and Craig Reed, Engility’s Senior Vice President, Strategy and Corporate Development, to discuss integration strategy as well as key issues to be resolved prior to finalizing a definitive agreement.” Please revise to disclose the key issues that were discussed.

Response:

The Company has revised its disclosure by replacing the foregoing language on page 16 of the Schedule 14D-9 with the following paragraph:

“On the evening of December 16, Messrs. Regan and Keleher attended a dinner with Mr. Smeraglinolo, and Craig Reed, Engility’s Senior Vice President, Strategy and Corporate Development. The purpose of this dinner was to introduce Mr. Keleher to Messrs. Smeraglinolo and Reed, and to discuss integration strategy, specifically, the Company’s organizational structure and market alignment and how these factors would allow Engility to plan for a successful integration. The dinner participants also discussed the importance of employee benefits for post-closing employee retention, and at this meeting Mr. Smeraglinolo agreed to recommend that the Merger Agreement would provide that the Company’s non-equity employee benefits will be maintained for continuing employees for one year following the consummation of the Merger.”

Projected Financial Information, page 34

3. We note that you have disclosed a summary of DRC’s unaudited financial forecast covering the years ending December 31, 2013 through 2017. Please disclose the full forecast or tell us what you have omitted from the summary.

Response:

In response to the Staff’s comment, the Company advises the Staff that the non-public, unaudited financial forecasts (the “Financial Forecasts”) furnished to Parent and Merger Sub and to STRH and Stifel contain additional information relating to the individual components of the projections disclosed in the Schedule 14D-9, as described below. However, the Company

Securities and Exchange Commission

January 15, 2014

believes that it has disclosed all of the material projections included in the Financial Forecasts that were provided to such parties. The Company does not believe that disclosing in the Schedule 14D-9 the more detailed information in the Financial Forecasts would provide additional meaningful information to investors.

The more detailed projections included in the Financial Forecasts included an itemized breakdown for total revenue (labor and direct), direct costs (labor, subcontractor and other) and direct margin (labor and other), the expression of indirect costs as a percentage of total revenue, tax rate and earnings per share for each of the periods presented in the Financial Forecasts. In addition, the Financial Forecasts also include detailed projection information in spreadsheet model form related to amortization and provisions, indirect costs, indirect labor, debt and interest expense, customer mix, revenue and gross margin by market, revenue by market (waterfall summary), balance sheet account detail projections, and various assumptions underlying the foregoing. The Company believes the inclusion of such items in the Schedule 14D-9 (i) is not material to an investment decision because such items are not relevant to a valuation of the Company as a whole and would reveal competitively sensitive information about the Company and (ii) would make the presentation harder to follow while not adding material information. Further, the Company believes that the summary information presented in the Financial Forecasts promotes clarity of disclosure by making information more manageable to shareholders and focusing on the material forecasts.

The Financial Forecasts also include projections with respect to the Company’s statement of cash flows for the fourth quarter and year ended December 31, 2013, each quarter and year ended December 31, 2014, and each fiscal year in 2015, 2016 and 2017, as well as balance sheets as of the year ended December 31, 2013, as of each quarter in 2014, and as of each year ended 2015, 2016 and 2017. The Company does not believe that the projected statements of cash flows are material because the Adjusted EBITDA projections included in the Schedule 14D-9 are a more useful reflection of the cash projected to be generated by the Company and therefore more useful for purposes of an investment decision. Moreover, the Company does not believe the projected balance sheets are material because the Company is valued based on its projected operating results, which are reflected by the projected revenue, operating income, net income and Adjusted EBITDA figures that are disclosed in the Schedule 14D-9.

Annex C: Opinion of Stifel Nicolaus & Company, Incorporated, dated December 20, 2013

4. We note the following statement in the Stifel opinion: “Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger and is not to be relied upon by any shareholder of the Company or the Buyer or any other person or entity.” Please delete this limitation, as it is inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Stifel’s belief that shareholders cannot rely on the opinion to support any claims against Stifel arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense

Securities and Exchange Commission

January 15, 2014

would be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of the defense would have no effect on the rights and responsibilities of DRC’s board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Stifel would have no effect on the rights and responsibilities of either Stifel or the board of directors under the federal securities laws. For guidance, refer to Excerpt from Current Issues and Rulemaking Projects Outline, Section II.D.1 (November 14, 2000), available at: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response:

In response to the Staff’s comment, the foregoing statement has been revised as follows:

“Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger.”

5. We also note the following statement: “Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.” Please revise to clarify, if true, that Stifel has consented to the use of its opinion and related disclosure in this Schedule 14D-9.

Response:

The Company has revised its disclosure to clarify that Stifel has consented to the use of its opinion and related disclosure in the Schedule 14D-9.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff will find that the above satisfactorily addresses the comments set forth in Ms. Ledbetter’s letter of January 8, 2014. If the Staff requires any further information, please contact me at (212) 940-3112 or dmcavoy@nixonpeabody.com.

Securities and Exchange Commission

January 15, 2014

Sincerely,

/s/ Daniel McAvoy
Daniel McAvoy

cc:	Daniel F. Duchovny, Esq., Special Counsel, Securities and Exchange Commission

James P. Regan, Dynamics Research Corporation

Helen E. Tsingos, Esq., Dynamics Research Corporation

Richard F. Langan, Esq., Nixon Peabody LLP

William Mutryn, Esq., Holland & Knight LLP

Jonathan Wolcott, Esq., Holland & Knight LLP